SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2016

Commission File No. 1-8887

TransCanada PipeLines Limited

(Translation of Registrant’s Name into English)

450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                       ☐                                                                                    Form 40-F                                       ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit 99.1 to this report, furnished on Form 6-K, is furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

On July 22, 2016, TransCanada PipeLines Limited filed a Form 51-102F4 Business Acquisition Report relating to the completion of its previously announced acquisition of Columbia Pipeline Group Inc. on SEDAR at www.SEDAR.com. In conjunction with this report TransCanada PipeLines Limited is filing the following exhibits:

Exhibit 99.1                              Business Acquisition Report dated July 22, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 22, 2016

TRANSCANADA PIPELINES LIMITED

By:	/s/ Christine R. Johnston
Christine R. Johnston
Vice-President, Law and Corporate Secretary

EXHIBIT INDEX

99.1	Business Acquisition Report dated July 22, 2016.